UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism copies of each of the following documents:

- Annual Report and Accounts for the year ended 31 December 2014

- The Notice of Annual General Meeting to be held on 24 April 2015

Links to PDF files of the above documents are attached below and these documents are also available on the Pearson plc website at https://www.pearson.com/ar2014.html

Annual Report and Accounts for the year ended 31 December 2014

https://www.pearson.com/content/dam/corporate/global/pearson-dot-com/files/annual-reports/ar2014/01%20PearsonAR_FULL.pdf

Notice of Annual General Meeting

https://www.pearson.com/content/dam/corporate/global/pearson-dot-com/files/annual-reports/ar2014/agm/Notice_of_AGM_2015.pdf

The documents will shortly be available for inspection on the National Storage Mechanism website: http://www.morningstar.co.uk/uk/nsm

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc's Annual Report and Accounts for the year ended 31 December 2014 (the "2014 Annual Report and Accounts").

The information below, which is extracted from the 2014 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc's Preliminary Announcement issued on 27 February 2015. Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2014 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2014 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

Each of the directors, whose names and functions are listed on pages 60 and 61, confirms that to the best of their knowledge:

-   The Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group and     company

-   The directors' report contained in the Annual report includes a fair review of the development and performance of the business and the position of the company and Group, together with a description of the principal     risks and uncertainties that they face.

The directors also confirm that, for all directors in office at the date of this report:

- so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware

-   they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

In addition, the directors as at the date of this report consider that the Annual report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company's performance, business model and strategy.

Approved by the board on 9 March 2015 and signed on its behalf by:

Philip Hoffman
Secretary

RELATED PARTY TRANSACTIONS

"Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Apart from transactions with the Group's joint ventures and associates, there were no other material related party transactions.

Key management personnel

From 1 January 2014 the key management personnel are deemed to be the members of the Pearson Executive (see page 9). It is this committee which had responsibility for planning, directing and controlling the activities of the
Group in 2014. Key management personnel compensation is disclosed below:

2014	All figures in £millions
Short-term employee benefits	10
Retirement benefits	1
Share-based payment costs	2
Total	13

There were no other material related party transactions.

No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

Identifying and assessing risk

"Our principal risks and uncertainties are outlined below. These are the most significant risks that may adversely affect our business strategy, financial position or future performance. The risk assessment process evaluates the probability of the risk materialising and the financial or strategic impact of the risk. Those risks which have a higher probability and significant impact on strategy, reputation or operations or a financial impact greater than £40m are identified as principal risks.

The risk assessment and reporting criteria are designed to provide the board with a consistent, Group-wide perspective of the key risks. The reports to the board, which are submitted twice per year, include an assessment of the probability and impact of risks materialising, as well as risk mitigation initiatives and their effectiveness.

The identification of the principal Group risks is informed by discussions with each Line of Business, Geography and key enabling functions, identifying key risks and assessing the adequacy of mitigating controls.

The Pearson executive members have oversight of risks relevant to each of their areas of responsibility. This is now included in their goals and objectives.

The audit committee provides oversight and reassurance to the board with regard to the procedures for the identification, assessment and reporting of risk. See page 71 for the committee's risk-related activities during 2014, including deep dives into selected principal risks.

Management is responsible for considering and executing the appropriate action to mitigate these risks whenever possible. It is not possible to identify every risk that could affect our businesses, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance.

Risk appetite

There are certain areas where we do not have any appetite to take risks, such as complying with laws on anti-bribery and corruption or the safety and security of learners. In other areas, such as strategy and change, we recognise the importance of managed risk-taking in order to achieve business objectives and goals. During 2015, further work is being done to define risk appetite and tolerance and to embed this more formally into decision-making and day-to-day business activities.

Our principal risks

Risk categories

To aid in the identification of risks and development of associated mitigating actions, risks are categorised into four main areas: strategy and change, operational, financial, and legal and compliance.

Key changes to Group risks in 2014

As set out in the 'our performance' section, 2014 was a year of considerable change across the Group. These changes provide the foundation for significant mitigation of strategic and market risks, including the shift to digital and services. But with change there can be an increase in risk in the short-term. Additional governance and oversight was put in place to mitigate these change-related risks. As the new organisation structure stabilised, there was resulting clarity in roles and responsibilities. This, together with the appointment of management and staff to key positions, assisted in mitigating risk in a number of key areas.

With the increased focus on growing our direct delivery business activities, there has been a need to improve the effective management of related operational risks. This includes the safety and security of our learners, which is reflected as a new principal risk. Specific roles have been created and filled to ensure there is expertise to deal with these areas and this will continue to be a focus area in 2015.

With the accelerating shift to digital products, we continue to look at ways that we can improve our customers' experience of our products and services. This is particularly the case for products where there are periods of peak demand on our systems, such as 'back to school' times. A dedicated cross-business task force has been put in place to ensure that root causes are addressed and improvements implemented.''

Risk	Mitigation
STRATEGIC & CHANGE RISKS
Government regulation and decisions: Changes in funding, policy and/or regulations impact business model and/or content decisions across all markets.
In the US we actively monitor changes through participation in advisory boards and representation on standard setting committees. Our customer relationship teams have detailed knowledge of each state market. We work through our own corporate affairs team and our industry trade associations including the Association of American Publishers. We are also monitoring municipal funding and the impact on our education receivables.

In the UK we maintain relationships with those government departments and agencies that are responsible for policy and funding. We work proactively with them to ensure our programmes meet existing and new government objectives at the right quality level.

Across all of our other markets, local management monitor and respond to potential and actual changes in regulations, supported by our global corporate affairs team. This includes Growth markets of China, India, Brazil and South Africa.

Digital and services evolution and market forces: Failure to successfully invest in and deliver the right products and services.
Our global education strategy will drive a faster move to digital and services, recognising that this is a significant opportunity for Pearson, as well as a potential risk. We are transforming our products and services for the digital environment along with managing our print inventories.

Our content is being adapted to new technologies across our businesses and is priced to drive demand. We develop new distribution channels by adapting our product offering and investing in new formats.

As set out on page 38-43, our focus on efficacy is driving our decisions on how and where we invest in products and services.

Acquisitions, divestments and joint ventures: Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations could lead to goodwill and intangible asset impairments.

We perform pre-transaction due diligence and closely monitor actual performance to ensure we are meeting operational and financial targets. Any divergence from these plans will result in management action to improve performance and minimise the risk of any impairments. Executive management and the board receive regular reports on the status of acquisitions and mergers, with a formal review once per year.

Business transformation and change:
The pace and scope of our business
transformation initiatives increase the execution risk that benefits may not be fully realised, costs of these changes may increase, or that our business as usual activities do not perform in line with expectations.

As noted in the Chairman's introduction, the most difficult phase of our transformation has now been completed. There remain a number of important change initiatives in progress, such as the Enabling Programme, which will deliver sustainable improvements in finance, human resources and operations. In addition to usual good practices in place for project and change management, there is enhanced governance, monitoring and reporting in place for these most significant change initiatives.

Talent: Failure to attract, retain and develop staff, including adapting to new skill sets required to run the business.
Through the changes during 2013 and 2014, we have been successful in promoting our best internal talent and recruiting individuals who are global leaders in their specific field.

As part of our transformation, we have made and continue to make improvements in a number of areas that are key to mitigating talent risk. These include: clear employee objectives and development plans; an all-employee engagement survey, with action plans as appropriate; succession planning and talent management; and competitive remuneration plans.
See page 65 for details of the board's talent review.

OPERATIONAL RISKS
Customer facing systems: Failure to maintain and support customer facing services, systems, and platforms, including quality and timely execution of new products and enhancements.
Effective project management disciplines are in place to ensure that enhancements and new products meet the required standards. Real-time monitoring and reporting of operational performance is used to identify any issues and direct appropriate responses.

A Quality Task Force (QTF) is in place to oversee improvements to ensure our customers' experience is one that is expected from a digital business. This initiative has already delivered significant tactical improvements and is driving longer-term, strategic improvements.

Testing failure: A control breakdown or service failure in our school assessment and qualifications businesses could result in financial loss and reputational damage.

Our professional services and school
assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

We seek to minimise the risk of a breakdown in our student marking with the use of robust quality assurance procedures and controls and oversight of contract performance, combined with our investment in technology, project management and skills development of our people.

In addition to the internal business procedures and controls implemented to ensure we successfully deliver on our contractual commitments, we also seek to develop and maintain good relationships with our customers to minimise associated risks.

We also look to diversify our portfolio to minimise reliance on any single contract.

Safety, safeguarding and protection: Failure to adequately protect children and learners, particularly in our direct delivery businesses.
Recognising the importance of managing evolving risks associated with our direct delivery business models, we created and filled the role of a head of safeguarding and protection. See page 49 for further details.

FINANCIAL RISKS
Tax: Risk that changes in tax law or perceptions on tax planning strategies lead to higher effective tax rate or negative reputational impact.
Our tax strategy reflects our business strategy and the locations and financing needs of our operations. In common with many companies, we seek to manage our tax affairs to protect value for our shareholders, in line with our broader fiduciary duties. We are committed to complying with all statutory obligations, to undertake full disclosure to tax authorities and to follow agreed policies and procedures with regard to tax planning and strategy.

Oversight of tax strategy is within the remit of the audit committee, which receives a report on this topic at least once a year. All of the audit committee members are independent non-executive directors. The chief financial officer is responsible for tax strategy; the conduct of our tax affairs and the management of tax risk are delegated to a global team of tax professionals.

LEGAL RISKS
Intellectual property: If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.
We seek to mitigate this type of risk through general vigilance, co-operation with other publishers and trade associations, advances in technology, as well as recourse to law as necessary. Digital rights management standards and monitoring programmes have been developed. We have a piracy task force to identify weaknesses and remediate breaches. We monitor activities and regulations in each market for developments in copyright/intellectual property law and enforcement and take legal action where necessary.

Data privacy and cyber security: Failure to comply with data privacy regulations and standards or weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage to our brands and financial loss.

Through our global enterprise information security and compliance programme, we have established a governance model; security and privacy framework and policies; a global security and privacy organisational model; and standard-based information security and privacy controls and practices.

We constantly test and re-evaluate our data security procedures and controls across all our businesses with the aim of ensuring personal data is secured and we comply with relevant legislation and contractual requirements. We pursue appropriate privacy accreditations, e.g. TRUSTe Privacy and Safe Harbor Seal.
We regularly monitor regulation changes to assess the impact on existing processes and programmes. We have established a global security operations centre that provides ongoing monitoring of potential malicious attacks on our infrastructure and systems.

Anti-bribery and corruption: Failure to effectively manage risks associated with compliance to global and local ABC legislation.
Our ABC compliance programme was rolled out in 2011 to support compliance with UK Bribery Act, in line with 'adequate procedures' guidance. Our 'zero tolerance' approach is also designed to comply with all other global and local ABC laws and regulations. We have a risk-based programme of training (online and face-to-face). Our ABC policy is communicated to third-parties and forms part of our contractual terms for higher-risk third-parties.

LEGAL NOTICE

"Except for the historical information contained herein, the matters discussed in this document include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in this document. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. No reliance should be placed on forward-looking statements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 20 March 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary